237 Park Avenue
New York, New York
10017.3142 USA
Tel 212.880.6000
Fax 212.682.0200

www.torys.com

August 21, 2009

VIA EDGAR/CORRESPONDENCE

Kaitlin Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Hydrogenics Corporation
Form 20-F for the year ended December 31, 2008
Filed June 30, 2009
File No. 000-31815

Dear Ms. Tillan:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated August 20, 2009, relating to the Company’s Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 7. Major Shareholders and Related Party Transactions, page 59

Transactions with General Motors, page 59

1.               We note your response to prior comment 2.  However, since General Motors Corporation is a security holder named in Item 7 of your Form 20-F, it would appear that the agreement is required to be filed as an exhibit to your filing under the requirements of Instruction 4(b)(i) of the Instructions as to Exhibits of Form 20-F since it is a contract to which a security holder named in your filing is a party.  While we understand that under some circumstances such agreements are not required to be filed if the contract is immaterial in amount or significance, it is unclear to us how the agreement, which provides General Motors with the right to nominate one director to your board of directors, is immaterial.  We also note that the agreement appears to include pre-emption rights and tag along rights which you did not address in your response.  Therefore we reissue the comment and request that you either file the requested agreements as exhibits to your future filings or provide us with a much more detailed analysis as to why such agreements are not required to be filed.

Response

In future filings, the Company will file the requested agreements as exhibits to the Company’s future filings, as required by Instruction 4(b)(i) of the Instructions as to Exhibits of Form 20-F.

Representations

2.               We note that the third acknowledgement referred to the Commissioner and not the Commission and that the acknowledgements were not provided by the company.  Please provide a statement from the company that includes the three requested acknowledgements in the form previously requested.

Response

We enclose with this letter a statement from the Company that includes the requested acknowledgments in the form previously requested.

*              *              *              *              *

If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck

Andrew J. Beck

cc:	Andri Boerman
Ruairi Regan
Tim Buchmiller
(U.S. Securities and Exchange Commission)

Lawrence Davis
(Hydrogenics Corporation)

John Emanoilidis
Danial Lam
(Torys LLP)

5985 McLaughlin Road

Mississauga, Ontario Canada L5R 1B8

T:  905 361 3660 / F:  905 361 3626

VIA EDGAR/CORRESPONDENCE

Kaitlin Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Hydrogenics Corporation
Form 20-F for the year ended December 31, 2008
Filed June 30, 2009
File No. 000-31815

Dear Ms. Tillan:

As requested in the Staff’s comment letter dated August 20, 2009, relating to the Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) of Hydrogenics Corporation (the “Company”),  the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact me by telephone at (905) 361-3633, by fax at (905) 361-3626 or by e-mail at ldavis@hydrogenics.com.

Sincerely,

/s/ Lawrence E. Davis

Lawrence E. Davis
Chief Financial Officer

cc:	Andri Boerman
Ruairi Regan
Tim Buchmiller
(U.S. Securities and Exchange Commission)

Andrew J. Beck
John Emanoilidis
Danial Lam
(Torys LLP)